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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998



                             CONTENTS

                                                            Page

Summary of Billings                                           1
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998
                                                 April 1998                   May 1998                     June 1998
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  251,318   $2.86      $719   244,039    $2.48      $605   260,805    $2.82     $736

    Amos Plant . . . . . . . . . . . .   96,237   $1.31       126    63,062    $1.22        77    63,830    $1.23       78

      Total. . . . . . . . . . . . . .  347,555              $845   307,101               $682   324,635              $814

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  206,326   $1.53      $315   185,332    $1.56      $290   151,476    $1.57     $238

    Kanawha River Plant. . . . . . . .   54,953   $0.76        42    67,211    $0.73        49    41,352    $0.83       34

      Total. . . . . . . . . . . . . .  261,279              $357   252,543               $339   192,828              $272

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  167,933   $2.04      $342   141,704     N.M.     $(349)* 145,920    $1.25     $183

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  750,197   $1.72    $1,290   791,552    $1.78    $1,411   904,474    $1.81   $1,633

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  156,302   $0.56      $ 88   153,410    $0.71      $109   128,510    $0.57     $ 73

    Gavin Plant. . . . . . . . . . . .   51,751   $1.53        79    31,808    $0.30        10    46,103    $1.19       55

    Kammer Plant . . . . . . . . . . .      987   $3.29         3      -       $ -          -       -       $ -         (1)**

    Muskingum River Plant. . . . . . .    9,091   $1.30        12     9,291    $1.32        12    11,320    $1.31       15

      Total. . . . . . . . . . . . . .  218,131              $182   194,509               $131   185,933              $142

Repairs Billed to Affiliated Companies                                                     $30                         $10

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .  114,566   $2.16      $248    74,900    $2.32      $174   109,245    $2.37     $259

  Other Coal . . . . . . . . . . . . .  124,221   $1.58      $196   146,670    $1.37      $200   154,716    $1.86     $288

  Other. . . . . . . . . . . . . . . .  315,004              $413   326,836               $454   344,858              $452

Note: The above amounts include demurrage charges.
N.M. = Not meaningful
*    = Includes $532,000 January - April rate adjustments for revision of rate.
**   = Represents January - April rate adjustment for revision of rate.
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